UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*


                              COMPUTONE CORPORATION

                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   20562D-20-8
                                 (CUSIP Number)

             John D. Freitag, President and Chief Executive Officer
                                   Jaguar Inc.
                1037 Sterling Road, Suite 201, Herndon, VA 22070
                                 (703) 904-1050
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 27, 1995
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 1 of 72 pages
                            Exhibit index on page 24
                                 SEC 1746(12-91)

                                  SCHEDULE 13D

----------------------------                      --------------------------
CUSIP No.  20562D-20-8                            Page  2   of   72   Pages
          ----------------                             ---------
----------------------------                      --------------------------

--------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jaguar Inc.
            I.R.S. I.D. No. 51-0350224
--------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)
                  N/A
            (a)  ______
            (b)  ______

--------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)

                 N/A

--------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                       / /
                  N/A
                 ----

--------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware


--------------------------------------------------------------------
                      7          SOLE VOTING POWER

                                      66,932 shares
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH


                   ----------------------------------------------------------
                      8          SHARED VOTING POWER

                                       0 shares
                   ----------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                      66,932 shares
                   ----------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                       0 shares

----------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 66,932 shares
----------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                 N/A

----------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.1%
----------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (See Instructions)

                 CO
----------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                      -----------------------------
CUSIP No.  20562D-20-8                            Page  3  of  72  Pages
          ----------------                             ---------
----------------------------                      -----------------------------

----------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Brisco Investments Limited, an Isle of Man corporation
            No S.S. or I.R.S. identification number
----------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            See Instructions)
                  N/A
            (a)  ______
            (b)  ______

----------------------------------------------------------------------
 3          SEC USE ONLY


----------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)

                 N/A

----------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                       / /
                 N/A
                 ----

----------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 Isle of Man


------------------------------------------------------------------------
                      7          SOLE VOTING POWER

                                      0 shares
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH


                   ------------------------------------------------------------
                      8          SHARED VOTING POWER

                                       0 shares
                   ------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                      0 shares
                   ------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                       0 shares

----------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 0 shares
----------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                 N/A

----------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0%
----------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (See Instructions)

                 CO
----------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                      -----------------------------
CUSIP No.   20562D-20-8                           Page  4  of  72  Pages
          ----------------                              ---------
----------------------------                      -----------------------------

----------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John D. Freitag
            S.S. No. ###-##-####
----------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)
                  N/A
            (a)  ______
            (b)  ______

----------------------------------------------------------------------
 3          SEC USE ONLY


----------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)

                 Conversion of 200,000 shares of Series D Convertible Preferred Stock of the Issuer as to 75,000 shares of Common Stock and grant of stock option as to 100,000 shares of Common Stock
----------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                       / /
                 N/A
                 ----

----------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States


------------------------------------------------------------------------
                      7  SOLE VOTING POWER     383,854 shares, including 66,932
                           shares owned by Jaguar Inc. which is wholly owned by Mr. Freitag and 125,000 shares Mr. Freitag can acquire upon exercise of presently exercisable options and warrants
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH


                   ------------------------------------------------------------
                      8  SHARED VOTING POWER

                                       0 shares
                   ------------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER     383,854 shares, including
                           66,932 shares owned by Jaguar Inc. which is wholly owned by Mr. Freitag and 125,000 shares Mr. Freitag can acquire upon exercise of presently exercisable options and warrants
                   ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                                       0 shares

----------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               383,854 shares, including 66,932 shares owned by Jaguar Inc. which is wholly owned by Mr. Freitag and 125,000 shares Mr. Freitag can acquire upon exercise of presently exercisable options and warrants
----------------------------------------------------------------------
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)

                   N/A
----------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.06%
----------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (See Instructions)

                 IN
----------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                      -----------------------------
CUSIP No.  20562D-20-8                            Page  5  of  72  Pages
          ----------------                              ---------
----------------------------                      -----------------------------

----------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William C. Lovely
            S.S. No. ###-##-####
----------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)
                    N/A
            (a)  ______
            (b)  ______

----------------------------------------------------------------------
 3          SEC USE ONLY


----------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)      Conversion of 200,000 shares
               of Series D Convertible Preferred Stock of the Issuer as to 75,000 shares of Common Stock and loan of $57,268 from Richard A. Hansen as to purchase of 200,000 shares of Common Stock. The loan is due June 30, 1996 and secured by a pledge of the 200,000 shares
----------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          / /
                  N/A
                 ----

----------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States


------------------------------------------------------------------------
                      7          SOLE VOTING POWER
                                      300,000 shares, including 25,000 shares
                                      Mr. Lovely can acquire upon exercise
                                      of a presently exercisable warrant
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH


                   ------------------------------------------------------------
                      8          SHARED VOTING POWER

                                       0 shares
                   ------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER
                                      300,000 shares, including 25,000 shares
                                      Mr. Lovely can acquire upon exercise
                                      of a presently exercisable warrant
                   ------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                       0 shares

----------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               300,000 shares, including 25,000 shares Mr. Lovely can acquire upon exercise of a presently exercisable warrant
----------------------------------------------------------------------
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)

                 N/A
----------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 4.8%
----------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (See Instructions)

                 IN
----------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                      -----------------------------
CUSIP No.  20562D-20-8                            Page  6  of  72  Pages
          ----------------                              ---------
----------------------------                      -----------------------------

----------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Thomas J. Anderson
            S.S. No. ###-##-####
----------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)
                  N/A
            (a)  ______
            (b)  ______

----------------------------------------------------------------------
 3          SEC USE ONLY


----------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)
               Thomas J. Anderson purchased 866,000 shares of Common Stock of the Issuer for $247,982, all of which was borrowed from Richard
               A. Hansen pursuant to a promissory note due June 30, 1996. Mr. Anderson pledged the 866,000 shares to Mr. Hansen to secure payment of the promissory note.
----------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                       / /
                  N/A
                 ----
----------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                               1,016,000 shares, including 150,000 shares Mr. Anderson can acquire upon exercise of a presently exercisable option
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH


                   ------------------------------------------------------------
                      8       SHARED VOTING POWER

                                 0 shares
                   ------------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER
                                 1,016,000 shares, including 150,000 shares Mr. Anderson can acquire upon exercise of a presently exercisable option
                   ------------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                                 0 shares

----------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,016,000 shares, including 150,000 shares Mr. Anderson can acquire upon exercise of a presently exercisable option
----------------------------------------------------------------------
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)


                   N/A

----------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.0%
----------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (See Instructions)

                 IN
----------------------------------------------------------------------

CUSIP No. 20562D-20-8                                       Page 7 of 72 Pages


                          Background of This Statement

         This Amendment No. 5 to Schedule 13D is being filed to report that (i) Jaguar Inc., a Delaware corporation ("Jaguar"), has ceased to be the indirect beneficial owner of more than 5% of the outstanding Common Stock, $.01 par value (the "Common Stock"), of Computone Corporation (the "Issuer") through Jaguar's ownership of all of the outstanding common stock of Brisco Investments Limited, an Isle of Man corporation ("Brisco"), (ii) Brisco has ceased to be the direct beneficial owner of more than 5% of the outstanding Common Stock of the Issuer, and (iii) changes in the direct and indirect beneficial ownership of the Common Stock of the Issuer by John D. Freitag, an individual, Thomas J. Anderson, an individual and William C. Lovely, an individual. Jaguar, Brisco, John D. Freitag, Thomas J. Anderson and William C. Lovely are hereinafter sometimes collectively referred to as the "Reporting Persons." Because this Amendment No. 5 to Schedule 13D constitutes the first Schedule 13D filing by the Reporting Persons since the Issuer became subject to the EDGAR filing requirements, this Amendment No. 5 to Schedule 13D amends and restates in its entirety the prior
Schedule 13D filings by the Reporting Persons pursuant to Rule 101(a)(2)(ii) of Regulation S-T.


Item 1.           Security and Issuer.


         This Statement relates to the Common Stock of the Issuer, a Delaware corporation. The principal executive office of the Issuer is located at Suite 150, 1100 Northmeadow Parkway, Roswell, Georgia 30076.

         Jaguar owns directly 66,932 shares of the Issuer's Common Stock. Until December 27, 1995, Jaguar, through its ownership of all the capital stock of Brisco was the indirect beneficial owner of 2,619,266 shares of the Issuer's Common Stock. See "Item 5. - Interest in Securities of the Issuer" for a description of Jaguar's indirect ownership. On December 27, 1995, Jaguar sold all of the capital stock of Brisco and all of the indirectly owned shares of the Issuer's Common Stock.


Item 2.           Identity and Background.


         Until December 27, 1995, the Reporting Persons, through their right to purchase Common Stock of Jaguar and Jaguar's ownership of Brisco, may have been deemed to have had beneficial ownership of more than 5% of the Issuer's outstanding Common Stock and, consequently, are required to file this Statement under Section 13(d)(1) of the Securities Exchange Act of 1934.

CUSIP No. 20562D-20-8                                         Page 8 of 72 Pages


         Jaguar is a company organized and existing under the laws of the State of Delaware, the principal office of which is located at #8 The Green, Unit 2, Dover, Delaware 19901.

         Brisco is a company organized and existing under the laws of the Isle of Man for the purpose of holding shares of the Issuer. The principal office of Brisco is located c/o Dickinson, Cruickshank & Co., P.O. Box 33, 33-37 Athol Street, Douglas, Isle of Man 1M1 1LB.

         Certain information concerning the directors, officers and controlling stockholders of Jaguar and Brisco included in this Statement before and after the transactions reported in this Statement is set forth below:

(A)      Before the filing of this Statement



                                                                                             Position With
Name, Address, Principal                           Position With or                          or Relationship
Occupation and Citizenship                         Relationship to Jaguar                    to the Issuer
--------------------------                         ----------------------                    --------------
John D. Freitag                                    Chairman of the Board,                    Chairman of the
Suite 201                                          President and Chief                       Board, Chief
1037 Sterling Road                                 Executive Officer; a                      Executive Officer
Herndon, Virginia 22070                            Director; Right to buy                    and a Director
Chairman of the Board of                           50.1% of the outstand-
Directors of Leopard                               ing stock of Jaguar;
Industries, Inc., a                                also a Director of
private investment                                 Brisco
management corporation
United States citizen

William C. Lovely                                  Vice President,                           Director
Suite 201                                          Treasurer, Assistant
1037 Sterling Road                                 Secretary, a Director;
Herndon, Virginia 22070                            Right to buy 21.9% of
Self-employed investor                             the outstanding stock
United States citizen                              of Jaguar

Thomas J. Anderson                                 Right to buy 19.0% of                     President,
Suite 150                                          the outstanding stock                     Chief Operating
1100 Northmeadow Parkway                           of Jaguar                                 Officer and a
Roswell, Georgia 30076                                                                       Director
President and Chief
Operating Officer of
the Issuer
United States citizen





CUSIP No. 20562D-20-8                                        Page 9 of 72 Pages


John J. Murphy                                     Right to buy 6% of the                    None
14140-C Parke Long Court                           outstanding stock of
Chantilly, Virginia 22021                          Jaguar
President of Murphy &
Maconachy, Inc., a service
and support corporation
United States citizen

Frederick W. Dreher                                Secretary and a                           Outside Counsel
Duane, Morris & Heckscher                          Director; Outside                         and Secretary
4200 One Liberty Place                             Counsel; also a
Philadelphia, PA 19103                             Director and
Attorney                                           Secretary of Brisco
United States citizen


(B)      After the filing of this Statement

                                                                                             Position With
Name, Address, Principal                           Position With or                          or Relationship
Occupation and Citizenship                         Relationship to Jaguar                    to the Issuer
--------------------------                         ----------------------                    -------------

John D. Freitag                                    Chairman of the Board,                    Chairman of the
Suite 201                                          President and Chief                       Board, Chief
1037 Sterling Road                                 Executive Officer;                        Executive Officer
Herndon, Virginia 22070                            Sole stockholder of                       and a Director
Chairman of the Board of                           Jaguar
Directors of Leopard
Industries, Inc., a
private investment
management corporation
United States citizen

William C. Lovely                                  None                                      Director
Suite 201
1037 Sterling Road
Herndon, Virginia 22070
Self-employed investor
United States citizen

Thomas J. Anderson                                 None                                      President,
Suite 150                                                                                    Chief Operating
1100 Northmeadow Parkway                                                                     Officer and a
Roswell, Georgia 30076                                                                       Director
President and Chief
Operating Officer of
the Issuer
United States citizen





CUSIP No. 20562D-20-8                                       Page 10 of 72 Pages


John J. Murphy                                     None                                      None
14140-C Parke Long Court
Chantilly, Virginia 22021
President of Murphy &
Maconachy, Inc., a service
and support corporation
United States citizen

Frederick W. Dreher                                Secretary and a                           Secretary and
Duane, Morris & Heckscher                          Director; Outside                         Outside Counsel
4200 One Liberty Place                             Counsel; also a
Philadelphia, PA 19103                             Director and
Attorney                                           Secretary of Brisco
United States citizen

Richard A. Hansen                                  Director of Brisco                        Director
Suite 390
259 Radnor-Chester Road
Radnor, PA 19087
President of Pennsylvania
Merchant Group Ltd, a
registered broker-dealer
United States citizen



         During the last five years, no such person has been convicted in a criminal proceeding or was a party to any civil proceeding which resulted in or made such person subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amounts of Funds or Other Consideration.


         Pursuant to a Stock Purchase Agreement dated September 10, 1993 (the "Stock Purchase Agreement"), Jaguar purchased all of the issued and outstanding capital stock of Brisco, an Isle of Man corporation, and thereby acquired indirect beneficial ownership of 2,233,481 shares of the Issuer's Common Stock held by Brisco and a promissory note with a principal amount of $500,000 payable by the Issuer to Brisco, which note was convertible into shares of the Issuer's Common Stock.

         The consideration paid by Jaguar for the capital stock of Brisco was the delivery of Jaguar's promissory note (the "Jaguar Note") in the principal amount of $14,100,000, payable $3,000,000 on March 31, 1996, $3,300,000 on March
31, 1997, $3,800,000 on March 31, 1998 and $4,000,000 on March 31, 1999.
Pursuant to a September 10, 1993 stockholders agreement (the "Stockholders Agreement") between Jaguar and its prospective stockholders, each of the prospective stockholders of Jaguar agreed with Jaguar to assume and pay that percentage of the principal amount of the Jaguar Note as equals his percentage right to

CUSIP No. 20562D-20-8                                       Page 11 of 72 Pages


purchase stock of Jaguar. To secure Jaguar's indebtedness under the Jaguar Note, Jaguar entered into a pledge agreement with the holder of the Jaguar Note (the "Holder") granting the Holder a purchase money security interest in the capital stock of Brisco purchased by Jaguar, and Brisco entered into a separate pledge agreement with the Holder covering the Common Stock of the Issuer owned by Brisco (collectively, the "Pledge Agreements"). The Pledge Agreements contain standard provisions with respect to default, which could have resulted in the transfer of the beneficial ownership interest in the shares of the Issuer owned by Brisco to the Holder. See Item 4 hereof. Until and unless a default occurred under either of the Pledge Agreements and the pledgee thereunder gave certain notice as required thereunder, Jaguar had the power to vote and to dispose of the shares of the Issuer, but a portion of the proceeds from any sales by Jaguar of any shares of Common Stock of the Issuer would have had to be applied to reduce Jaguar's indebtedness as represented by the Jaguar Note.

         Effective October 1, 1993, Jaguar and its prospective stockholders (John D. Freitag, William C. Lovely, Thomas J. Anderson, John J. Murphy and Mark
L. Wetzel) amended and restated in its entirety the Stockholders Agreement to increase Mr. Wetzel's right to purchase stock of Jaguar from 1% to 3%, to decrease Mr. Lovely's right to purchase stock of Jaguar from 22.9% to 21.9%, to decrease Mr. Anderson's right to purchase stock of Jaguar from 20.0% to 19.0% and to make conforming changes in the remainder of the Stockholders Agreement with respect to the number of shares of Jaguar to be purchased and the amount of the payments therefor. No funds or other consideration were involved in the October 1, 1993 amendment to the Stockholders Agreement.

         Effective October 1, 1993, Brisco acquired 363,966 shares of the Issuer's Common Stock upon the conversion of obligations of the Issuer to Brisco aggregating $1,750,000 and $717,687 in cash. The source of the $1,750,000 in funds previously loaned to the Issuer and the $717,687 in cash was the working capital of Brisco.

         Effective October 1, 1993, John D. Freitag acquired 20,922 shares of the Issuer's Common Stock upon the conversion of an obligation of the Issuer to Mr. Freitag in the amount of $142,000. This obligation arose as the result of the termination of Mr. Freitag's employment with the Issuer in September 1990, and therefore did not involve a cash investment by Mr. Freitag.

         In December 1993, John D. Freitag invested $200,000 and William C. Lovely invested $150,000 in the Issuer and in March 1994, Mr. Lovely invested an additional $50,000 in the Issuer. With these investments, on March 22, 1994, each of Messrs. Freitag and Lovely acquired 100,000 shares of the Issuer's Series D Convertible Preferred Stock and warrants to purchase 25,000 shares of Common Stock of the Issuer.

CUSIP No. 20562D-20-8                                       Page 12 of 72 Pages


         On December 6, 1993, Jaguar contributed fixed assets of $71,340 to the Issuer. In return, on March 22, 1994, the Issuer issued 16,786 shares of Common Stock to Jaguar at a price of $4.25 per share, which price per share was determined based on the quoted market price of the Issuer's Common Stock on December 6, 1993.

         On January 4, 1994, Jaguar made a cash contribution to the Issuer by authorizing the payment of $137,900 to a vendor of the Issuer via a line of credit controlled by Jaguar. In return, on March 22, 1994, the Issuer issued 50,146 shares of Common Stock to Jaguar at a price of $2.75 per share, which price per share was determined based on the quoted market price of the Issuer's Common Stock on January 4, 1994.

         On December 27, 1995, Jaguar, pursuant to an Agreement to Release Pledged Collateral dated as of December 20, 1995 among Primary Holdings Limited, a Bermuda corporation ("PHL"), which had become the holder of the Jaguar Note, Jaguar and Richard A. Hansen, acting on behalf of himself, Thomas J. Anderson, William C. Lovely and certain other investors pursuant to a December 20, 1995 agreement among the Issuer, Jaguar, Richard A. Hansen, John D. Freitag, Thomas
J. Anderson and William C. Lovely, sold 2,619,266 shares of Common Stock of the Issuer and two shares of common stock of Brisco in consideration of a prepayment of $750,000 in cash on the Jaguar Note. For further information, reference is made to the Agreement to Release Pledged Collateral and the December 20, 1995 agreement among the Issuer, Jaguar, Richard A. Hansen, John D. Freitag, William
C. Lovely and Thomas J. Anderson, copies of which are filed as Exhibits 12 and 13 hereto.

         The names of the purchasers of the 2,619,266 shares of the Common Stock of the Issuer, the number of shares purchased by each and the amount paid by each is as follows:




         Name of Purchaser              Number of Shares Purchased                           Amount Paid
         -----------------              --------------------------                           -----------
David S. Allsopp                               200,000                                         $57,200
Frank J. Campbell III and                      150,000                                          42,900
  Richard A. Hansen, Trustees
  Under Trust U/W of
  Jane D. Campbell
Judith W. Campbell                             150,000                                          42,900
Richard A. Hansen                              653,266                                         186,834
Thomas J. Anderson                             866,000                                         247,676
William C. Lovely                              200,000                                          57,200
Peter S. Rawlings                              100,000                                          28,600
Sarah P. Rawlings                              100,000                                          28,600
Joseph T. Simon and                            100,000                                          28,600
  Linda D. Simon JTWROS
William M. Simon                               100,000                                          28,600

         Each of the purchasers paid cash, the source of which was his or her personal funds, with the exception of Thomas J. Anderson and

CUSIP No. 20562D-20-8                                       Page 13 of 72 Pages


William C. Lovely. Mr. Anderson and Mr. Lovely each borrowed the full amount used to purchase the shares he purchased from Richard A. Hansen and delivered a promissory note to Mr. Hansen payable on demand after June 30, 1996 as well as a pledge agreement pledging the shares purchased by each as security for payment of his promissory note. The pledged shares are being held in custody by Frederick W. Dreher. For further information, reference is made to such promissory note and pledge agreements, copies of which are filed as Exhibits 14, 15, 16 and 17 hereto.

         On December 29, 1995, PMG Investors, Inc. ("PMGI"), a wholly owned subsidiary of Pennsylvania Merchant Group Ltd, sold 1,041,829 shares of Common Stock of the Issuer for $302,130 pursuant to a Stock Purchase Agreement dated as of December 21, 1995 between PMGI and Richard A. Hansen, a copy of which is filed as Exhibit 18 hereto. Mr. Hansen paid for the shares by delivery of an unsecured promissory note. The note, which is due on June 30, 1996, provides for the payment of interest on the unpaid principal balance at the prime rate. For further information, reference is made to the note, a copy of which is filed as
Exhibit 19 hereto.

         Effective December 20, 1995, each of John D. Freitag and William C. Lovely converted 100,000 shares of Series D Convertible Preferred Stock of the Issuer into 75,000 shares of Common Stock of the Issuer in accordance with the terms of such Series D Convertible Preferred Stock and as contemplated by the December 20, 1995 agreement among the Issuer, Jaguar, John D. Freitag, Thomas J. Anderson, William C. Lovely and Richard A. Hansen.

         Effective December 20, 1995, the Issuer granted John D. Freitag an option to purchase 100,000 shares of Common Stock of the Issuer at a price of $1.00 per share in consideration of his agreement to render consulting services to the Issuer. The option is exercisable from June 20, 1996 until December 31, 2001. See also Item 6 hereof.


Item 4.       Purpose of Transaction.


         On September 10, 1993, Jaguar entered into the Stock Purchase Agreement with the prior record owner of all of Brisco's outstanding capital stock because Jaguar believed the indirect purchase of Brisco's interest in the Common Stock of the Issuer represented an attractive long-term investment opportunity.

         Effective October 1, 1993, both Brisco and John D. Freitag agreed to accept shares of the Issuer's Common Stock in payment of the Issuer's respective obligations to them in lieu of cash because of the Issuer's need to conserve cash for working capital purposes.

         The equity investments and advances made by Jaguar and the Issuer's directors, John D. Freitag and William C. Lovely, in December

CUSIP No. 20562D-20-8                                       Page 14 of 72 Pages


1993 and January 1994 represented investments to assist the Issuer in meeting its short-term liquidity requirements.

         Each of the purchasers of the Common Stock of the Issuer in December 1995 made such purchase because he or she believes the purchase of the Common Stock of the Issuer represents an attractive long-term investment opportunity.

         As of the date of this Statement, and except as described in this Item and Item 6 hereof, none of the purchasers of the Common Stock of the Issuer in December 1995 has any plans or proposals which relate to or would result in:

                   (a) the acquisition or disposition by any person of additional securities of the Issuer, with the possible exception of the possible exercise of outstanding options or warrants to purchase Common Stock of the Issuer held by such persons;

                   (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                   (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                   (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described in Item 6 hereof;

                   (e) any material change in the present capitalization or dividend policy of the Issuer;

                   (f) any other material change in the Issuer's business or corporate structure;

                   (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                   (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                   (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                   (j) any action similar to any of those enumerated above.

CUSIP No. 20562D-20-8                                       Page 15 of 72 Pages



Item 5.           Interest in Securities of the Issuer.


                  (a) The aggregate number of shares of Common Stock of the Issuer and the percentage of the outstanding Common Stock of the Issuer beneficially owned as of the date of this Statement by each of the persons named in Item 3 hereof and with respect to any person who, together with any person named in Item 3 hereof, might be deemed to comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, is as follows:



                                                                                                        Percentage of
                                                            Number of Shares                             Outstanding
         Name                                              Beneficially Owned                            Common Stock
         ----                                              ------------------                           -------------
Jaguar Inc.                                                      66,932                                       1.1%
Brisco Investments Limited                                         -0-                                        -0-
John D. Freitag                                                 383,854                                       6.06
William C. Lovely                                               300,000                                       4.8
Richard A. Hansen                                             1,721,263                                      27.7
Thomas J. Anderson                                            1,016,000                                      16.0
Frank J. Campbell                                                 6,001                                       0.001
Pennsylvania Merchant Group Ltd                                 112,095                                       1.8
PMG Investors Inc.                                                 -0-                                        -0-
David S. Allsopp                                                200,000                                       3.2
Frank J. Campbell III and                                       150,000                                       2.4
  Richard A. Hansen Trustees
  of Trust U/W of Jane D. Campbell
Judith W. Campbell                                              150,000                                       2.4
Peter S. Rawlings                                               100,000                                       1.6
Sarah P. Rawlings                                               100,000                                       1.6
Joseph T. Simon and                                             100,000                                       1.6
  Linda D. Simon JTWROS
William M. Simon                                                100,000                                       1.6

                  (b) Each of the persons named in paragraph (a) of this Item 5 has the sole right to vote or to direct the vote, and the sole power to dispose, or to direct the disposition, of the shares of Common Stock of the Issuer owned by such person.

                  (c) None of the persons named in paragraph (a) of this Item 5 has effected any transactions in the Common Stock of the Issuer during the past 60 days, except as reported in this Statement and except for transactions by Pennsylvania Merchant Group Ltd, a registered broker-dealer, in its capacity as a market-maker in the Common Stock of the Issuer.

                  (d)      Not applicable.

                  (e) On December 27, 1995, Jaguar ceased to be the indirect beneficial owner of more than 5% of the Common Stock of the Issuer.

CUSIP No. 20562D-20-8                                       Page 16 of 72 Pages


On December 27, 1995, Brisco ceased to be the direct beneficial owner of more than 5% of the Common Stock of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


         Pursuant to the December 20, 1995 agreement among the Issuer, Jaguar, John D. Freitag, Richard A. Hansen, Thomas J. Anderson and William C. Lovely, the Issuer and Messrs. Freitag, Hansen, Anderson and Lovely have contracts, arrangements, understandings or relation-ships with respect to the Common Stock of the Issuer owned by such persons as follows:

         (a) the purchase by Richard A. Hansen and his designees of 2,619,266 shares of the Issuer's Common Stock for $750,000 in cash of which the right to purchase 866,000 shares would be assigned to Thomas J. Anderson and the right to purchase 200,000 shares would be assigned to William C. Lovely;

         (b) the delivery of notes by Thomas J. Anderson and William C. Lovely to evidence their obligation to repay to Richard A. Hansen the funds he loaned to them in respect of their purchase of the Issuer's shares which notes would be secured by a pledge of the Issuer's shares purchased;

         (c) an acknowledgement that Jaguar would continue to be the owner of 66,932 shares of the Issuer's Common Stock;

         (d) the filing of a registration statement by the Issuer not later than February 1, 1996 for the purpose of registering under the Securities Act of 1933, as amended, the shares of the Issuer's Common Stock purchased from Jaguar as well as shares of the Issuer's Common Stock acquired by Messrs. Lovely and Freitag upon conversion of their Series D Convertible Preferred Stock of the Issuer;

         (e) the conversion by John D. Freitag and William C. Lovely of all of their shares of the Issuer's Series D Convertible Preferred Stock and the Issuer's agreement to pay, not later than June 30, 1996, all of the accrued but unpaid dividends on the Series D Convertible Preferred Stock from the date of issuance thereof through the date of conversion;

         (f) the holding of an annual meeting of the stockholders of the Issuer not later than July 1, 1996 for the purpose of electing directors of the Issuer of whom three shall be designated by Thomas J. Anderson, of whom three shall be designated by Richard A. Hansen and of whom one shall be a person mutually acceptable to the three Anderson designees and the three Hansen designees;

CUSIP No. 20562D-20-8                                       Page 17 of 72 Pages


         (g) the grant to John D. Freitag, in consideration of his agreement to render consulting services to the Issuer after his retirement as the Issuer's Chairman of the Board on April 1, 1996, of an option to purchase 100,000 shares of the Issuer's Common Stock at a price of $1.00 per share and the filing of a registration statement for the purpose of registering such shares under the Securities Act of 1933, as amended, not later than December 31, 1996 and the agreement of the Issuer, to the extent that the value of such 100,000 shares of Common Stock is less than $350,000 on January 1, 1997, to pay to John D. Freitag the difference between such January 1, 1997 value and $350,000 in five equal annual installments commencing on June 30, 1997 and each succeeding June 30 until paid in full; and

         (h) the Issuer's agreement to use its best efforts to cause the release of John D. Freitag as guarantor of any loan or credit arrangements between the Issuer and NationsBank, including the termination of any pledges by Mr. Freitag securing such guarantee.


Item 7.           Materials to be filed as Exhibits.


         Exhibit 12 Agreement to Release Pledged Collateral dated as of December 20, 1995 among Jaguar Inc., Richard A. Hansen and Primary Holdings Limited

         Exhibit 13 Agreement dated as of December 20, 1995 among Jaguar Inc., Computone Corporation, John D. Freitag, Thomas J. Anderson, William C. Lovely and Richard A. Hansen

         Exhibit 14 Promissory Note dated as of December 20, 1995 of Thomas J. Anderson payable to Richard A. Hansen

         Exhibit 15 Pledge Agreement dated as of December 20, 1995 of Thomas J. Anderson in favor of Richard A. Hansen

         Exhibit 16 Promissory Note dated as of December 20, 1995 of William C. Lovely payable to Richard A. Hansen

         Exhibit 17 Pledge Agreement dated as of December 20, 1995 of William C. Lovely in favor of Richard A. Hansen

         Exhibit 20 Stock Purchase Agreement dated as of December 21, 1995 between PMG Investors, Inc. and Richard A. Hansen

CUSIP No. 20562D-20-8                                       Page 18 of 72 Pages


         Exhibit 19 Promissory Note dated as of December 21, 1995 of Richard A. Hansen payable to PMG Investors, Inc.

CUSIP No. 20562D-20-8                                       Page 19 of 72 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.


                                                 JAGUAR INC.


Dated:  January 5, 1996                          By: /s/ John D. Freitag
                                                     -------------------------
                                                     John D. Freitag, President

CUSIP No. 20562D-20-8                                       Page 20 of 72 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

                                                 BRISCO INVESTMENTS LIMITED


Dated:  January 5, 1996                          By: /s/ John D. Freitag
                                                     -------------------------
                                                     John D. Freitag, Director

CUSIP No. 20562D-20-8                                       Page 21 of 72 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.




Dated:  January 5, 1996                           /s/ John D. Freitag
                                                  -------------------------
                                                  John D. Freitag

CUSIP No. 20562D-20-8                                       Page 22 of 72 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.




Dated:  January 5, 1996                              /s/ William C. Lovely
                                                     -------------------------
                                                     William C. Lovely

CUSIP No. 20562D-20-8                                       Page 23 of 72 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.




Dated:  January 5, 1996                                /s/ Thomas J. Anderson
                                                       ------------------------
                                                       Thomas J. Anderson

CUSIP No. 20562D-20-8                                       Page 24 of 72 Pages


                                  Exhibit Index


                                                                                                                   Page
Exhibit                                    Exhibit Name                                                           Number
-------                                    ------------                                                           ------
Exhibit 1 (1)              Stock Purchase Agreement between Jaguar
                           Inc. and Brisco Investments Limited dated
                           September 10, 1993.

Exhibit 2 (1)              Promissory Note of Jaguar Inc.
                           dated September 10, 1993.

Exhibit 3 (1)              Pledge Agreement made by Jaguar Inc.
                           related to the Computone Securities
                           dated September 10, 1993.

Exhibit 4 (1)              Pledge Agreement made by Jaguar Inc.
                           related to the Brisco Investments Limited
                           Securities dated September 10, 1993.

Exhibit 5 (1)              Form of Stockholders Agreement among
                           Jaguar Inc., John D. Freitag, John J. Murphy,
                           William C. Lovely, Thomas J. Anderson
                           and Mark L. Wetzel dated September 10, 1993.

Exhibit 6 (2)              Form of Amended and Restated Stockholders
                           Agreement among Jaguar Inc., John D. Freitag,
                           John J. Murphy, William C. Lovely,
                           Thomas J. Anderson and Mark L. Wetzel
                           dated as of October 1, 1993.

Exhibit 7 (3)              Certificate of Amendment to the Certificate
                           of Incorporation of Computone Corporation
                           filed with the Secretary of the State of
                           Delaware on November 29, 1993.

Exhibit 8 (4)              Letter dated December 21, 1993, evidencing
                           payment of $137,900 to Techware Electronics
                           pursuant to a Letter of Credit controlled
                           by Jaguar.

Exhibit 9 (4)              Certificate of Designation - Preferences and
                           Rights of Series D Convertible Preferred Stock
                           of Computone Corporation filed with the
                           Secretary of the State of Delaware on
                           March 22, 1994.

Exhibit 10 (4)             Series D Convertible Preferred Stock and
                           Warrant Purchase Agreement dated January
                           1994 among John D. Freitag, William C.
                           Lovely and Computone Corporation.




CUSIP No. 20562D-20-8                                       Page 25 of 72 Pages


Exhibit 11 (4)             Form of Warrant to Purchase Common Stock of
                           Computone Corporation.

Exhibit 12                 Agreement to Release Pledged Collateral                                                   26
                           dated as of December 20, 1995 among
                           Jaguar Inc., Primary Holdings Limited
                           and Richard A. Hansen

Exhibit 13                 Agreement dated as of December 20, 1995                                                   44
                           among Jaguar Inc., Computone Corporation,
                           John D. Freitag, Thomas J. Anderson,
                           William C. Lovely and Richard A. Hansen

Exhibit 14                 Promissory Note dated as of December 20,                                                  51
                           1995 of Thomas J. Anderson payable to
                           Richard A. Hansen

Exhibit 15                 Pledge Agreement dated as of December 20,                                                 54
                           1995 of Thomas J. Anderson in favor of
                           Richard A. Hansen

Exhibit 16                 Promissory Note dated as of December 20,                                                  60
                           1995 of William C. Lovely payable to
                           Richard A. Hansen

Exhibit 17                 Pledge Agreement dated as of December 20,                                                 63
                           1995 of William C. Lovely in favor of
                           Richard A. Hansen

Exhibit 18                 Stock Purchase Agreement dated as of                                                      69
                           December 21, 1995 between PMG Investors,
                           Inc. and Richard A. Hansen

Exhibit 19                 Promissory Note dated as of December 21,                                                  72
                           1995 of Richard A. Hansen payable to
                           PMG Investors, Inc.

--------------

         (1) Filed as an exhibit to Amendment No. 1 to this Schedule 13D filing made prior to the Issuer's status as an electronic filer.

         (2) Filed as an exhibit to Amendment No. 2 to this Schedule 13D filing made prior to the Issuer's status as an electronic filer.

         (3) Filed as an exhibit to Amendment No. 3 to this Schedule 13D filing made prior to the Issuer's status as an electronic filer.

         (4) Filed as an exhibit to Amendment No. 4 to this Schedule 13D filing made prior to the Issuer's status as an electronic filer.